# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Freeze Tag, Inc., CIK 0001485074
CUSIP: 35701A204
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 360 E 1st Street, #450, Tustin, California (CA), 92780
Date of event which requires filing of this statement: 07/10/2025
Filed by CIK 0001720625
Persons authorized to receive notices and communications: Robert S. Gans, Scale LLP, 548 Market Street, San Francisco, California (CA), 94104, (415) 735-5933

## Reporting persons
- Robert Don Vardeman Jr. (CIK 0001720625): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 132,956,400; sole dispositive power 132,956,400; shared dispositive power 0; aggregate amount beneficially owned 132,956,400 (45.4% of the class)
- Robert Don Vardeman (CIK 0001720610): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 16,958,700; sole dispositive power 16,958,700; shared dispositive power 0; aggregate amount beneficially owned 16,958,700 (5.7% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock
Name of issuer: Freeze Tag, Inc.
Address of issuer's principal executive offices: 360 E 1st Street, #450, Tustin, California (CA), 92780

## Item 2. Identity and Background
Name of person filing: The persons filing this statement are Robert Don Vardeman ("Vardeman Sr.") and Robert Don Vardeman, Jr. ("Vardeman Jr.", together with Vardeman Sr. the "Reporting Persons").
Residence or business address: The principal business address for the Reporting Persons is 14 Willowcreek Ranch Rd., Tomball, TX 77377.
Present principal occupation or employment: Vardeman Jr. is President and a member of the Board of Directors of Issuer, located at 360 E 1st Street, #450, Tustin, California 92780. Vardeman Sr. is a member of the Board of Directors of Issuer, but is not employed by Issuer and is otherwise retired.
Criminal convictions in the last five years: During the last five years, neither of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, neither of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: The Reporting Persons are both citizens of the United States.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: No funds were used by the Reporting Persons in connection with this filing. The securities reported herein were acquired in prior transactions using personal funds. This Schedule 13D is being filed as a result of the Reporting Persons entering into a group pursuant to Rule 13d-5(b) of the Securities Exchange Act of 1934.

## Item 4. Purpose of Transaction
Purpose of transaction:
The Reporting Persons have entered into an agreement to act together as a "group" within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, for the purpose of voting their respective shares of the Issuer's common stock (on an as-converted basis from Series C Preferred Stock) to seek the removal of two incumbent members of the Issuer's board of directors and potentially influence the composition of the board. On July 10, 2025, the Reporting Persons delivered a letter to the Issuer (the "July 10 Letter") explaining this action. A copy of the July 10 Letter is incorporated by reference and attached hereto as Exhibit A. The Reporting Persons may also consider nominating replacement director candidates.

The Reporting Persons may engage with other shareholders and the Issuer's management and board regarding these matters.

Except as described herein, the Reporting Persons do not currently have any other plans or proposals that relate to or would result in:

a) the acquisition or disposition of additional securities of the Issuer;

b) an extraordinary corporate transaction involving the Issuer;

c) a sale or transfer of a material amount of the assets of the Issuer;

d) any material change in the present capitalization or dividend policy of the Issuer;

e) any other material change in the Issuer's business or corporate structure;

f) changes in the Issuer's charter or bylaws or other actions that may impede the acquisition of control of the Issuer by any person;

g) causing a class of securities of the Issuer to be delisted or deregistered; or

h) any other similar action.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
As of the date hereof, the Reporting Persons beneficially own in the aggregate 149,915,100 shares of Common Stock of the Issuer, consisting of:

132,956,400 shares beneficially owned by Vardeman Jr. on an as-converted basis from Series C Preferred Stock; and 16,958,700 shares beneficially owned by Vardeman Sr. on an as-converted basis from Series C Preferred Stock.

The 149,915,100 shares represent approximately 51.1% of the Issuer's outstanding Common Stock based on the number of shares outstanding as reported in the Issuer's most recent 10-K.
Number of shares as to which each person has sole or shared power to vote or dispose:
Sole voting power: 0 shares

Shared voting power: 149,915,100 shares

Sole dispositive power: 132,956,400 shares for Vardeman Jr.; 16,958,700 shares for Vardeman Sr.

Shared dispositive power: 0 shares
Transactions in the class effected during the past sixty days: Neither of the Reporting Persons has effected any transactions in the securities of the Issuer during the past 60 days.
Other persons with the right to receive dividends or sale proceeds: To the knowledge of the Reporting Persons, no other person has the right to receive or direct the receipt of dividends from, or the proceeds from the sale of, the securities reported herein.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
The Reporting Persons are parties to a Joint Filing Agreement, pursuant to which the parties agreed to act together for the purpose of filing this Schedule 13D and to engage in discussions regarding the composition of the Issuer's board of directors. A copy of the Joint Filing Agreement is filed as Exhibit B hereto and is incorporated herein by reference.

The Reporting Persons have further agreed to act together solely with respect to the voting of their respective shares of Common Stock (on an as-converted basis from Series C Preferred Stock) in connection with the matters described in this Schedule 13D. Each Reporting Person retains sole dispositive power over the securities individually held by such person, and the group agreement does not extend to any agreement or understanding regarding the disposition of any securities.

Except as described herein, neither of the Reporting Persons are a party to any contracts, arrangements, understandings or relationships (legal or otherwise) with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
a) July 10 Letter

b) Joint Filing Agreement of the Reporting Persons

## Signatures
- Robert Don Vardeman Jr.: /s/ Robert Don Vardeman, Jr., Robert Don Vardeman, Jr./President and Director (07/17/2025)
- Robert Don Vardeman: /s/ Robert Don Vardeman, Robert Don Vardeman/Director (07/17/2025)